National Oilwell Varco, Inc. 7909 Parkwood Circle Drive Houston, TX 77036 PHONE 713-346-7500 FAX 713-346-7995
January 16, 2008
Ms. Carmen Moncada-Terry
Attorney Advisor
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated December 18, 2007, related to National Oilwell Varco, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 25, 2007; File No. 001-12317
Dear Ms. Moncada-Terry:
This letter responds to the comments that National Oilwell Varco, Inc. (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated December 18, 2007, which comments were provided in response to the Company’s prior response letter to the Staff dated October 25, 2007. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein shall have the meanings given to them in our proxy statement.
Compensation Discussion & Analysis, page 24
General Overview, page 24
1.	We note your response to prior comment 1. Please indicate in a response letter whether you target a specific percentile of your peer group for elements of compensation other than base salary and total compensation. Please also confirm that you will disclose in future filings where actual payments of salary, total compensation and those other elements of compensation that you target to a specific percentile, to the extent applicable, fall relative to the median or other measurement used. To the extent actual compensation of salary, total compensation or other elements of compensation, to the extent applicable, was materially greater or less than the median or other measurement used even after appropriate adjustments were made by the compensation committee, please confirm you will explain in future filings why such deviation occurred.

U.S. Securities and Exchange Commission
January 16, 2008

Response: The Company does not target a specific percentile of its peer group for equity compensation or annual bonus compensation. The Company will disclose this fact in future filings. The Company will also disclose in future filings where actual payments of base salary and total compensation fall relative to the peer group target and, to the extent there is a material deviation between the actual amounts paid and the target amount, explain why such deviation occurred.
Annual Incentive Award, page 26
2.	We note your response to our prior comment 3 and reissue the comment. Please elaborate on your discussion of competitive harm by discussing in detail the basis for each assertion that you make and how a competitor could either use such information to cause you commercial harm or derive other information from such targets that could then be used to negatively impact the company. For example, you state that the disclosure of the operating profit targets will result in competitors obtaining insight into your budget and planning process, your views on market and industry conditions, product and service pricing, cost structure and profit margins and that, with that insight, your competitors may undermine your ability to bid on projects. However, you do not explain the reasons for believing that the disclosure of the targets will have that result or how competitors are able to obtain such insights from knowing your various targets for incentive compensation. We also note that your response and competitive harm analysis does not address the reasons for not disclosing the “predetermined capital employed” target and the financial and operating performance targets for 2007.

Notwithstanding the preceding paragraph, in the event disclosure in future filings of the quantitative or qualitative performance-related factors would cause competitive harm such that you may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in future filings you will disclose how difficult it will be for the named executive officer or how likely it will be for the company to achieve the undisclosed target levels or other factors. Please confirm that you will disclose in future filings the factors considered by the compensation committee in setting performance-related objectives. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
Response:
The Company believes that disclosure of its operating profit targets and predetermined capital employed targets for prior, current and future fiscal years would result in substantial competitive harm to the Company. The Company’s operating profit targets and predetermined capital employed targets for prior, current and future fiscal years are extremely confidential commercial

U.S. Securities and Exchange Commission
January 16, 2008

and financial information of the Company, and are not disclosed outside the Company to any person for any purpose.
If the Company’s operating profit targets and predetermined capital employed targets were publicly disclosed, the Company’s competitors could gain specific insights into the Company’s strategic plans, budgets and financial forecasts, market outlook, product and service pricing, cost structure and profit margins. In response to your request above, the following discussion highlights certain ways that competitors could gain such insights and then use those insights to cause the Company competitive harm.
Performance targets are set by the Company based upon its budget for each year. Each year’s budget is established through a comprehensive budget and financial planning process, which includes a detailed analysis of the Company’s market outlook and available strategic alternatives. As a result, the Company’s performance targets reflect both the Company’s budget and outlook and, if disclosed publicly, would enable the Company’s competitors to deduce the Company’s strategic plans and the forecasted financial results of those plans, which could cause the Company substantial competitive harm.
For example, if the Company budgeted lower operating profit and higher capital employed compared to prior periods, the Company’s competitors might reasonably conclude that the Company intends to cut its pricing to gain market share. As a result, the Company’s competitors might also reduce their prices proactively to defend their market position, thereby damaging the Company’s business.
If the Company were to budget a significant increase in operating profit and capital employed, the Company’s competitors could reasonably conclude that the Company’s view is that the market will expand significantly and that the Company will invest in growth. Such a view may be true, and would likely be based on a market outlook that was obtained through proprietary market intelligence or otherwise confidential resources. In response, the Company’s competitors may increase investment in their businesses to capture a portion of the expected market growth, thereby damaging the Company’s business.
Even if a competitor’s analysis of the disclosed performance targets is in error, the competitor’s actions based on that erroneous analysis could still cause competitive harm to the Company. For example, if the Company plans to expand into a new business or product line, such intent could be reflected in increased operating profit targets and capital employed targets. If one of the Company’s competitors conclude in error that the Company intends to expand one of its existing businesses rather than enter into a new business, such competitor’s response of adding capacity and investment into the existing business or product line would damage the Company due to the over-supplied market.
If the Company budgeted lower operating profit and lower capital employed in a particular period, the Company’s competitors could potentially hire the Company’s employees away by

U.S. Securities and Exchange Commission
January 16, 2008

arguing that the Company is curtailing investment in its business and foresees its business declining. A loss of valuable employees would damage the Company’s business.
Furthermore, the Company’s disclosure of historical performance targets is potentially damaging because the Company’s strategic plans are rarely implemented within a one-year budgeting cycle. Competitors could use the historical performance targets and the forward-looking performance targets to try to better understand the Company’s strategic plans and financial forecasts related thereto, by analyzing perceived trends in the data. To the extent a competitor is able to more accurately deduce the Company’s strategic objectives and financial forecasts, the risk of competitive harm to the Company is increased.
Part of the Company’s strategic plan is to grow its business through acquisitions. The Company has completed numerous acquisitions in the past, which contributed to the Company’s success. The Company conducts discussions with other companies from time to time regarding potential acquisitions and divestitures of businesses. If a target company or a competing bidder for a target company, or a buyer interested in one of the Company’s existing businesses, can gain insights into the Company’s strategic plans and financial forecasts, the economics of any acquisition or divestiture transaction could be negatively impacted, or a potentially valuable transaction could be lost, thereby causing harm to the Company’s business. It should also be noted that it is a nearly universal practice to execute confidentiality agreements between the parties, and to tightly control the individual employees who participate in these discussions, in order to maintain the confidentiality of strategic plans, financial budgets and other sensitive information. Companies clearly recognize the potential for competitive harm if such information were disclosed broadly or improperly used by another party, and they act intentionally to protect this information. The Company’s disclosure of its performance targets would undermine these efforts and could cause competitive harm to the Company.
In summary, the interpretation, correctly or incorrectly, by the Company’s competitors of the Company’s strategic plans, market outlook and financial forecasts, based on their review of the Company’s prior, current and future performance targets, introduces substantial risk of competitive harm to the Company’s business. Therefore, the Company believes that it should not be required to disclose its performance targets for prior, current and future fiscal years pursuant to Instruction 4 to Item 402(b) of Regulation S-K.
In addition to the competitive harm analysis, the Company believes that it should not be required to disclose its performance targets as such disclosure is in effect the provision of earnings and other financial guidance, which the Company is not otherwise required to provide.
As noted in our prior response letter, it is the Company’s policy to not provide earnings guidance or other similar financial guidance or commentary to investors, analysts and other market professionals. The Company believes that providing earnings guidance, or dealing directly with analysts’ earnings expectations, improperly focuses the Company and the investment community on short-term results, rather than on the Company’s long-term financial and stock price performance. Disclosure of the above described performance targets or other similar targets

U.S. Securities and Exchange Commission
January 16, 2008

would in effect violate the Company’s current policy to not provide earnings guidance because analysts and other market professionals would consider such disclosures reflective of management’s opinions regarding the Company’s future earnings. The Company’s quarterly calls with analysts would almost certainly include questions regarding the disclosed performance targets, which would be difficult to answer without violating the Company’s current policy. As a result, the Company could be subjected to additional liabilities and ongoing disclosure obligations related to the disclosed performance objectives, including an ongoing duty to update if there is information in the market that varies from the disclosed performance targets. The Company has no obligation to provide earnings guidance under the securities laws or the rules of the New York Stock Exchange. However, if the Staff requires the Company to disclose such performance targets pursuant to Item 402(b) of Regulation S-K, the Staff will effectively require the Company to provide earnings guidance.
Furthermore, the Company believes its performance objectives for executive compensation best align the interests of the Company’s stockholders and the Company’s management team. If the Company is required to use alternative performance objectives to minimize the substantial risk of competitive harm and to avoid providing earnings and other financial guidance, this alignment of interests would be diminished to the detriment of the Company’s stockholders.
If the Company omits disclosure of performance-related targets in its future filings pursuant to Instruction 4 to Item 402(b) of Regulation S-K, the Company will disclose in such filings how difficult it will be for the named executive officer or how likely it will be for the Company to achieve the undisclosed targets. The Company will disclose in future filings the factors considered by the Company’s Compensation Committee in setting performance-related objectives.
In providing this response letter to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (713) 346-7550.

Sincerely,
/s/ Dwight W. Rettig
Dwight W. Rettig
Vice President, General Counsel and Secretary